06004843

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 3/21/06

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SEC FILE NUMBER
~~8-031175~~ 8-45393

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SENTINEL FINANCIAL SERVICES COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

NATIONAL LIFE DRIVE
(No. and Street)

MONTPELIER (City) VT (State) 05604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PHILIP G. PARTRIDGE, JR. (802) 229-7334
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

NATIONAL LIFE BUILDING, 4TH FLOOR
ONE NATIONAL LIFE DRIVE (Address) MONTPELIER (City) VT (State) 05604 (Zip Code)

PROCESSED
MAY 0 2 2006
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PHILIP G. PARTRIDGE, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SENTINEL FINANCIAL SERVICES COMPANY, as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SENIOR ACCOUNTANT
Title

Notary Public exp 2/10/07

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sentinel Financial Services Company

(A Vermont General Partnership)

Financial Statements with Supplementary Information

December 31, 2005 and 2004

Sentinel Financial Services Company
(A Vermont General Partnership)
Index
December 31, 2005 and 2004

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Partners of
Sentinel Financial Services Company

In our opinion, the accompanying statements of financial condition and the related statements of operations, of changes in partners' capital, and of cash flows that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 present fairly, in all material respects, the financial position of Sentinel Financial Services Company (the Company) at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I (Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission at December 31, 2005) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 17, 2005

Sentinel Financial Services Company
(A Vermont General Partnership)
Statements of Financial Condition
December 31, 2005 and 2004

	2005	2004
Assets		
Cash and cash equivalents	$ 2,267,588	$ 3,407,524
Distribution fees receivable	1,320,538	1,355,125
Commissions receivable	105,386	131,317
Other receivables	37,781	114,963
Deferred commissions, net	6,757,443	8,558,803
Furniture and equipment, net	7,238	13,566
Prepaid expenses and other assets	37,665	34,390
Total assets	$ 10,533,639	$ 13,615,688
Liabilities		
Service fees payable	$ 1,086,707	$ 891,667
Accounts payable and accrued expenses	1,221,358	1,209,026
Total liabilities	2,308,065	2,100,693
Partners' capital	8,225,574	11,514,995
Total liabilities and partners' capital	$ 10,533,639	$ 13,615,688

The accompanying notes are an integral part of these financial statements.

Sentinel Financial Services Company
(A Vermont General Partnership)
Statements of Operations
Years Ended December 31, 2005 and 2004

	2005	2004
Revenue		
Commissions	$ 6,314,237	$ 8,182,265
Distribution fee income	15,528,967	15,049,529
Investment income	52,586	15,477
Total revenue	21,895,790	23,247,271
Operating expenses		
Commissions	4,669,766	6,319,819
Salaries	1,593,818	1,315,270
Incentive plan	1,771,490	3,463,182
Service fees	8,290,933	7,360,416
Amortization expense	4,320,847	4,984,295
Marketing support	1,330,347	289,249
Other	4,708,010	4,829,666
Total operating expenses	26,685,211	28,561,897
Partners' net loss	$ (4,789,421)	$ (5,314,626)

The accompanying notes are an integral part of these financial statements.

Sentinel Financial Services Company
(A Vermont General Partnership)
Statements of Changes in Partners' Capital
Years Ended December 31, 2005 and 2004

	SAM	SFSI	Penn Mutual	Sentinel Management Company	Total
Balance, December 31, 2003	$ 7,072,618	$ 3,827,663	$ 122,044	$ 107,296	$ 11,129,621
Partners' net loss	(3,445,433)	(1,613,011)	(203,036)	(53,146)	(5,314,626)
Partners' contributions	3,704,727	1,720,791	217,482	57,000	5,700,000
Balance, December 31, 2004	7,331,912	3,935,443	136,490	111,150	11,514,995
Partners' net loss	(1,882,845)	(2,665,919)	(192,763)	(47,894)	(4,789,421)
Partners' contributions	321,567	1,103,071	60,362	15,000	1,500,000
Transfer of ownership interest	(5,688,289)	5,770,634	(4,089)	(78,256)	-
Balance, December 31, 2005	$ 82,345	$ 8,143,229	$ -	$ -	$ 8,225,574

The accompanying notes are an integral part of these financial statements.

Sentinel Financial Services Company
(A Vermont General Partnership)
Statements of Cash Flows
Years Ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities		
Net loss	$ (4,789,421)	$ (5,314,626)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation	6,328	17,613
Deferral of commissions	(2,519,487)	(4,394,604)
Amortization of deferred commissions	4,320,847	4,984,295
Changes in assets and liabilities		
Distribution fees receivable	34,587	(193,113)
Commissions receivable	25,931	(5,669)
Other receivables	77,182	(98,695)
Prepaid expenses and other assets	(3,275)	(7,607)
Service fees payable	195,040	236,537
Accounts payable and accrued expenses	12,332	(94,877)
Net cash used in operating activities	(2,639,936)	(4,870,746)
Cash flows from investing activities		
Purchase of furniture and equipment	-	(4,790)
Cash flows from financing activities		
Contributions from partners	1,500,000	5,700,000
Net increase in cash and cash equivalents	(1,139,936)	824,464
Cash and cash equivalents		
Beginning of year	3,407,524	2,583,060
End of year	$ 2,267,588	$ 3,407,524

The accompanying notes are an integral part of these financial statements.

1. Organization and Operations

Sentinel Financial Services Company (the Company or the Partnership), a Vermont General Partnership, was formed on December 11, 1992 and commenced operations on March 1, 1993. The Company is a broker-dealer owned by Sentinel Asset Management, Inc. (SAM) and Sentinel Financial Services, Inc. (SFSI), affiliates of National Life Insurance Company (National Life) and jointly referred to as Sentinel. Previously the company was owned by Penn Mutual Life Insurance Company (Penn Mutual), Sentinel Management Company, NL Capital Management, Inc., and Sigma American Corporation. On December 30, 2005 SAM purchased Penn Mutual's interest in the Company, and Sentinel Management Company was dissolved and its ownership transferred to SAM. Concurrent with these transactions, SAM transferred a portion of its ownership to SFSI. The partnership agreement was amended effective December 30, 2005 to reflect the change in ownership.

The Company earns fees from the distribution of shares of the Sentinel Group Funds, Inc. and Sentinel Pennsylvania Tax-Free Trust (the Funds), which are registered investment companies. The Company distributes such shares through affiliated and non-affiliated broker-dealers and registered representatives who are also insurance agents of National Life and Penn Mutual. Commissions are earned on distribution of shares of the Funds.

Under the partnership agreement dated March 1, 1993 and amended effective March 27, 1995 and December 30, 2005, each partner's share of profit or loss is based on a formula which gives effect to the changes in certain blocks of managed net assets contributed to the Partnership. The factors used in determining each respective partner's profit or loss percentage depend primarily upon the origin of the net assets under management of the Partnership.

The Company is required to make quarterly distributions of its net operating cash flow as defined in the Agreement within 90 days after the end of each calendar quarter. Although the agreement provides that the distribution may be an amount equal to the estimated total amount of taxes on income of the partner having the highest total rate of taxation, cash distributions are generally made to each partner in the same proportion as profit and losses of the Company are allocated to the partners.

In the event of liquidation, but after satisfaction of all partnership obligations, the Company will distribute the net proceeds from any sales of assets in the same ratio of profits and losses allocated to the partners for the six full months preceding the completion of sale.

2. Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents
Cash and cash equivalents are comprised of funds on deposit and investments in the Sentinel U.S. Treasury Money Market Fund.

Deferred Commissions
Deferred commissions are commissions paid by the Company to broker-dealers on certain sales of mutual fund shares. These commissions are recorded as deferred costs which are recovered by ongoing monthly distribution fees received from the Funds or through charges upon redemption of the shares by the shareholders. Deferred costs on outstanding shares are being amortized on a straight-line basis, generally over a one- to seven-year period. Amortization expense for the years ended December 31, 2005 and 2004 was $4,320,847 and $4,984,295, respectively.

Furniture and Equipment
Depreciation is provided on the straight-line method based upon estimated useful lives of the assets ranging principally from five to seven years.

Revenue and Expense Recognition
Customers' security transactions and the related commission income and expenses are recorded on a settlement date basis.

Distribution Fee Income
Under the terms of an agreement with the Funds, the Company is reimbursed monthly for certain distribution expenses, dealer service fees and recovery of commissions paid and deferred by the Company under distribution plans pursuant to Rule 12b-1 of the Investment Company Act of 1940.

Income Taxes
In accordance with current tax regulations no taxes are levied at the partnership level.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital and Reserve Information

The Company, as a registered broker-dealer, is subject to the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, as amended, which requires minimum net capital of the greater of $25,000 or 6 2/3% of "aggregate indebtedness," subject to a maximum allowable ratio of "aggregate indebtedness" to "net capital" (as the terms are defined) of 15.0 to 1.0.

Aggregate indebtedness, net capital, and the ratio of aggregate indebtedness to net capital at December 31, 2005 are as follows:

Aggregate indebtedness	$ 2,308,065
Net capital	$ 743,938
Ratio of aggregate indebtedness to net capital	3.10

The Company's business is limited to only redeemable securities of registered investment companies and variable annuities. Accordingly, the reserve provisions of Rule 15c3-3 of the Act do not apply under the exemption allowed by paragraph (k)(1) of such rule.

4. Furniture and Equipment

Furniture and equipment owned by the Company at December 31, 2005 and 2004 comprise:

	2005	2004
Furniture and equipment	$ 397,194	$ 397,194
Accumulated depreciation	(389,956)	(383,628)
Net furniture and equipment	$ 7,238	$ 13,566

Depreciation expense for the years ended December 31, 2005 and 2004 was $6,328 and $17,613, respectively.

5. Related Party Transactions

Pursuant to its agreement to serve as the principal underwriter for the Funds, the Company receives a sales charge on the sales of the Funds' Class A-shares. During 2005 and 2004 the Company received $4,948,320 and $6,861,603, respectively, on the sale of these shares. Commissions paid on A-shares totaled $4,669,766 and $6,319,819 in 2005 and 2004, respectively. Commission receivable at December 31, 2005 and 2004 of $105,386 and $131,317, respectively, are due from an affiliated Company, Sentinel Administrative Services Company, who acts as transfer agent of the Funds. Commissions paid and deferred on class A, B, C, and D shares totaled $2,519,487 and $4,394,604 in 2005 and 2004, respectively. These commissions were paid to Equity Services, Inc. (an affiliate of National Life), Horner Townsend & Kent, Inc. and Janney Montgomery Scott, Inc. (affiliates of Penn Mutual), and outside broker-dealers in the form of dealer reallowances. During 2005 and 2004, the Company received $952,561 and $1,069,161, respectively, from contingent deferred sales charges assessed upon redemption from the Funds A, B, C and D shares.

Under the terms of its distribution plans with the Funds, the Company received a combined $15,528,967 and $15,049,529 in 2005 and 2004, respectively, from the Funds for providing distribution and other services. Of these amounts, $8,290,933 and $7,360,416 in 2005 and 2004, respectively, were paid to Equity Services, Inc., Horner Townsend & Kent, Inc., Janney Montgomery Scott, Inc. and outside broker-dealers for services rendered in the form of service fees. Amounts due to the Company from the Funds for 12b-1 fees at December 31, 2005 and 2004 are $1,320,538 and $1,355,125, respectively. Service fees payable by the Company at December 31, 2005 and 2004 are $1,086,707 and $891,667, respectively.

The Company's cash equivalents balance includes $1,818,524 and $3,055,630 at December 31, 2005 and 2004, respectively, as an investment in the Sentinel U.S. Treasury Money Market Fund.

National Life provides the Company with administrative services. The charges for these services are determined by National Life. Charges for these costs allocated to the Company for the years ended December 31, 2005 and 2004 were $45,828 and $35,500, respectively. Accounts payable and accrued expenses include $558,118 and $220,081 due to National Life at December 31, 2005 and 2004, respectively, for such allocated costs as well as reimbursement due for direct charges paid by National Life on behalf of the Company. The Company is reimbursed by an affiliated company, American Guaranty & Trust (AG&T), for a portion of wholesaler and sales desk incentive compensation paid by the Company on sales of AG&T products. Such reimbursements were $22,161 and $80,407 for the years ended December 31, 2005 and 2004, respectively, and are included in other expenses. This arrangement was discontinued effective May 31, 2005. Other receivables include $0 and $37,978 at December 31, 2005 and 2004, respectively, related to these reimbursements.

The Company also shares employees and facilities with affiliated companies. The Company is billed for administrative, computer support, occupancy, and compliance charges. Such charges were $243,320 and $315,398 for the years ended December 31, 2005 and 2004, respectively. Accounts payable and accrued expenses include $10,607 and $24,681 at December 31, 2005 and 2004, respectively, related to these costs.

Effective May 23, 2005 the Company and Equity Services, Inc.(ESI) executed an amendment to their Dealer Agreement with respect to the Funds. The Company agreed to pay additional fees (marketing support) to ESI based on sales and assets in exchange for the opportunity to provide education and marketing support. Marketing support in 2005 includes $1.0 million for these fees. Accounts payable and accrued expenses include $480,000 at December 31, 2005 related to these fees.

6. Regulatory Charges and Related Matters

On October 5, 2004, the National Association of Securities Dealers, Inc. (NASD) accepted a Letter of Acceptance, Waiver and Consent ("AWC") submitted by the Company under which the Company agreed to make payments to certain mutual funds for failing to prevent certain frequent trading activity in the Sentinel Funds for the period from October 1, 2000 to October 31, 2003. To resolve these matters the Company reimbursed the funds affected for a total of $659,675 and paid a fine to the NASD in the amount of $700,000 for allowing such activity as well as for an inadequate email retention policy.

7. Contingencies

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period and a material judgment could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition or operating results of the Company.

Sentinel Financial Services Company
(a Vermont General Partnership)
Schedule I – Supplementary Information
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2005

Net capital		
Total partners' capital	$	8,225,574
Deduct		
Other receivables		616,002
Furniture and equipment, net of accumulated depreciation		7,238
Prepaid expenses and other assets		6,795,108
		7,418,348
Net capital before haircuts on securities positions and other deductions		807,226
Haircut on cash equivalents		36,370
Other deductions		26,918
Net capital	$	743,938
Aggregate indebtedness		
Service fees payable	$	1,086,707
Accounts payable and accrued expenses		1,221,358
Total aggregate indebtedness	$	2,308,065
Computation of basic net capital requirement		
Minimum net capital requirement (greater of $25,000 or 6 2/3% of aggregate indebtedness of $2,308,065)	$	153,871
Excess net capital	$	590,067
Excess net capital at 1,000%	$	513,131
Ratio of aggregate indebtedness to net capital		3.10

There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited Focus Report as of December 31, 2005, which are presented on a parent company only basis.

Sentinel Financial Services Company

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5 - Broker/Dealer

December 31, 2005

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5 – Broker/Dealer

To the Partners of
Sentinel Financial Services Company:

In planning and performing our audit of the financial statements and supplemental schedules of Sentinel Financial Services Company (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company conducts business in accordance with the exemptive provisions of paragraph (k)(2)(ii) under Rule 15c3-3, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 17, 2006